Joint News Release

Trading Symbols: TSX: SEA NYSE: SA TSXV: ESK	For Immediate Release July 5, 2021

Seabridge Gold and Eskay Mining Enter into Cost Sharing Agreement and Financing on Coulter Creek Access Road

Toronto, Canada July 5, 2021 Seabridge Gold and Eskay Mining Corp. ("Eskay Mining") (TSXV:ESK) (OTCQB: ESKYF) (Frankfurt:KN7)(WKN:A0YDPM) announced today that they have entered into an agreement (the "Cost Sharing Agreement") whereby Seabridge and Eskay Mining will share the costs equally on construction of the first 9 kilometres (the "First Segment of the CCAR") of the Coulter Creek Access Road ("CCAR") , estimated to cost $12.0 million. Construction is planned to commence in July. Eskay Mining's share of the costs will be financed (the "Financing") by Seabridge as set out below.

As background, the CCAR is one of two main access roads planned and permitted for Seabridge's 100% owned KSM project situated within the Golden Triangle in British Columbia, Canada. The road is designed to connect the KSM project with the existing Eskay mine road to the northwest (see attached map). Approximately 2.92 kilometres of the First Segment of the CCAR is situated on mineral tenures held by Eskay Mining.

Commenting on the Cost Sharing Agreement, Seabridge's Chairman and CEO stated "we are delighted to be working with Eskay Mining on the First Segment of the CCAR. This initial segment will provide Seabridge with a lower elevation staging site closer to the KSM camp, thereby reducing Seabridge's helicopter costs and improving both safety and certainty of access to KSM, while at the same time providing cost-saving logistical benefits for Eskay Mining's planned exploration activities. More important for Seabridge, constructing this segment now will shorten the time needed to establish early site access to the KSM deposits, enabling more rapid development of the project once we have consummated our anticipated joint venture. Cooperation between neighboring companies will help facilitate the emergence of B.C.'s Golden Triangle as one of Canada's most important new mining camps."

Eskay Mining's President and CEO, Mac Balkam stated "the construction of the First Segment of the CCAR will provide cost-saving logistical benefits for Eskay Mining's planned exploration activities. Once the First Segment of the CCAR is complete, we will have use of the First Segment of the CCAR for a minimum of 15 years pursuant to a Road Access Agreement subject to payment of our pro rata share of maintenance costs. This will provide Eskay Mining with a tremendous benefit as it continues exploration on its 100% owned Consolidated Eskay precious metal-rich volcanogenic massive sulphide ("VMS") project in the Golden Triangle, British Columbia. This summer, Eskay Mining plans to drill at least

30,000 m of diamond core at multiple targets across its 526 sq km of land holdings commencing with focussed drilling at its Jeff and TV targets to follow up on encouraging gold-silver mineralization, some high-grade, encountered by 18 of 20 holes completed in 2020. This is the most aggressive drill campaign yet conducted by Eskay Mining."

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
Telephone: 416-367-9292   www.seabridgegold.com

To fund Eskay Mining's share of costs under the Cost Sharing Agreement, Seabridge has agreed to purchase a $6.0 million convertible debenture ("CD") and 1,350,000 warrants (the "Warrants") from Eskay Mining. The Cost Sharing Agreement and the Financing are collectively referred to as the "Transaction". At any time up to one year from the closing of the Transaction (the "Closing"), Eskay Mining has the sole right to redeem any portion of the CD, plus any unpaid and accrued interest, for cash. At any time after the first anniversary of Closing, Seabridge has the right to convert all or any portion of the principal amount into Eskay Mining common shares at a price of C$2.81 per share. The CD will mature on the third anniversary of Closing and will bear interest at 3% per annum. At any time after the first anniversary of Closing, Eskay Mining has the right to force conversion of the debenture into Eskay Mining common shares at C$2.81 per share provided that Eskay Mining's common shares close at a price equal to or greater than $4.22 for 20 consecutive trading days. The Warrants are exercisable into Eskay Mining common shares for 3 years at an exercise price of $2.82 per share in the 1st year, $2.92 in the 2nd year and $3.02 in year 3.

The C$6.0 million Seabridge paid for the CD will be held in a segregated account and used to meet cash calls by Eskay Mining payable to the contractors, at arm’s length to Eskay Mining and Seabridge, retained to complete the construction of the First Segment of the CCAR to fund Eskay Mining's share of costs associated with the construction. Eskay Mining is responsible to pay any amounts for its portion of the road which exceed the debenture proceeds and will be repaid for any amounts remaining after completion of the First Segment of the CCAR.

Eskay's obligations under the Transaction are subject to approval of the TSX Venture Exchange.

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located near Stewart, British Columbia, Canada, the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project located in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit Seabridge's website at http://www.seabridgegold.com.

Eskay Mining Corp (TSX-V:ESK) is a TSX Venture Exchange listed company, headquartered in Toronto, Ontario.  Eskay is an exploration company focused on the exploration and development of precious and base metals along the Eskay rift in a highly prolific region of northwest British Columbia known as the "Golden Triangle," approximately 70km northwest of Stewart, BC.  The Company currently holds mineral tenures in this area comprised of 177 claims (130,000 acres).  All material information on Eskay Mining may be found on its website at www.eskaymining.com and on SEDAR at www.sedar.com.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD "Rudi Fronk" Chairman and C.E.O., Seabridge Gold Inc.	ON BEHALF OF THE BOARD "Hugh (Mac) Balkam" President and C.E.O., Eskay Mining Corp.

For further information from Seabridge Gold Inc., please contact:

Rudi P. Fronk	T: (416) 367-9292
Chairman and C.E.O.	E: info@seabridgegold.com

For further information from Eskay Mining Corp, please contact:

Mac Balkam	T: (416) 907-4020
President & Chief Executive Officer	E: Mac@eskaymining.com

Forward-Looking Statements: This Press Release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as actual results of current exploration programs, the general risks associated with the mining industry, the price of gold and other metals, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. Shareholders are cautioned not to put undue reliance on such forward-looking statements.

2021 Coulter Location Map